Exhibit 99.2

JOINT FILER INFORMATION

Name of Joint Filer:		Steven T. Stull
Address of Joint Filer:		909 Poydras Street, Suite 2230
New Orleans, LA 70112
Relationship of Reporting Person:		Director and 10% Owner
Designated Filer:		Advantage Capital Partners II Limited Partnership
Issuer and Ticker or Trading Symbol:		OMNI Energy Services Corp. (OMNI)
Period Covered by
the Report:		June 19, 2003
Signature of Joint Filer:	By:	/s/ Steven T. Stull
Steven T. Stull